Exhibit 99.3

Volaris Reports a 19% Increase in Passengers and a Three Percentage

Point Increase in Load Factor for January 2014

Mexico City, Mexico February 6th, 2014 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline based in Mexico, today reported its preliminary traffic results for January 2014.

The total number of booked passengers in January 2014 reached 813 thousand, an 18.9% increase compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 18.0% year over year in January 2014. Volaris registered a load factor of 81.6% in January 2014, a 3.1 percentage point increase year over year.

The following table summarizes Volaris’ traffic results for the month.

	January 2014	January 2013	Variation
RPMs (Millions)
Domestic	622	522	19.1%
International	224	195	15.0%

Total	846	717	18.0%

ASMs (Millions)
Domestic	771	678	13.8%
International	266	236	12.7%

Total	1,037	914	13.5%

Load Factor
Domestic	80.7%	77.1%	3.6 pp
International	84.2%	82.6%	1.6 pp

Total	81.6%	78.5%	3.1 pp

Passengers (Thousands)
Domestic	660	553	19.3%
International	153	131	17.1%

Total	813	684	18.9%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Volaris (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, or ULCC, based in Mexico. Volaris utilizes its ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris’ unbundled pricing strategy allows it to provide low base fares and enables its passengers to select and pay for a range of optional products and services. Volaris’ mission is to offer its clients high quality customer service at an affordable price.

Since beginning operations in March 2006, Volaris has increased its routes from 5 to 104 and its fleet from 4 to 44 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Among other recognitions, Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years. For more information, please visit: www.volaris.com